UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: Expires: Estimated average burden hours per response…	3235-0145 February 28, 2009 10.4
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Famous Dave’s of America, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

307068106
(CUSIP Number)

Spencer Raymond
Pleasant Lake Partners LLC
110 Greene Street, Suite 604
New York, NY 10012
Tel. No.: 212-554-0680
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106

1	Names of Reporting Persons. Pleasant Lake Partners LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 913,361 shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 913,361 shares (See Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 913,361 shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 12.8%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. PLP MM LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 913,361 shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 913,361 shares (See Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 913,361 shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 12.8%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Pleasant Lake Onshore GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 913,361 shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 913,361 shares (See Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 913,361 shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 12.8%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Pleasant Lake Offshore Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 538,555 shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 538,555 shares (See Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 538,555 shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.5%
14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. Pleasant Lake Co-Invest I LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 374,806 shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 374,806 shares (See Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 374,806 shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 5.2%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Jonathan Lennon
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 913,361 shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 913,361 shares (See Item 2 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 913,361 shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 12.8%
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to shares of Common Stock (the “Common Stock”), of Famous Dave’s of America, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 12701 White water Drive, Suite 200, Minnetonka, Minnesota 55343.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed jointly by and on behalf of (i) Pleasant Lake Partners LLC (“PLP”), (ii) PLP MM LLC (the “Managing Member”), (iii) Pleasant Lake Onshore GP LLC (“GP LLC”), (iv) Pleasant Lake Offshore Master Fund L.P. (the “Master Fund”), (v) Pleasant Lake Co-Invest I LLC (“Co-Invest I”) and (vi) Jonathan Lennon (together, the “Reporting Persons”).

Shares reported herein for PLP represent shares beneficially owned by the Master Fund and Co-Invest I, for which PLP serves as the investment manager and manager, respectively.  Shares reported herein for GP LLC represent the above-referenced shares beneficially owned by the Master Fund, for which GP LLC serves as General Partner, and the above-referenced shares beneficially owned by Co-Invest I, for which GP LLC serves as managing member.  The Managing Member is the managing member of PLP.  Jonathan Lennon serves as manager of PLP MM LLC and GP LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(b) The address of the principal business office of each reporting person is 110 Greene Street, Suite 604, New York, NY  10012.

(c) The principal business of PLP is acting as an investment adviser to private investment funds, including the Master Fund and Co-Invest I.  The principal business of GP LLC is serving as the general partner of the Master Fund and as managing member of Co-Invest I.  The principal business of the Managing Member is to serve as managing member of PLP.  The Master Fund and Co-Invest I are private investment funds.  The principal occupation of Mr. Lennon is serving as manager of GP LLC and the Managing Member.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the cover pages.

Item 3.  Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein as being held for the account of the Master Fund were acquired in open-market transactions occurring between May 20, 2013 and May 8, 2014 for an aggregate of $8,460,699 and were purchased using working capital of the Master Fund.  The shares of

Common Stock reported herein as being held for the account of Co-Invest I were acquired in open-market transactions occurring between June 18, 2013 and October 31 , 2013 for an aggregate of approximately $5,487,160 and were purchased using working capital of Co-Invest I.

Item 4.  Purpose of Transaction

The Reporting Persons initially acquired the shares of Common Stock reported herein based on the Reporting Persons’ belief that such shares represent an attractive investment opportunity.

On May 22, 2014, Mr. Lennon was appointed a Director of the Issuer.  As a result of his position, Mr. Lennon may be deemed to have the power to influence control with respect to the Issuer.

From time to time, the Reporting Persons may engage in discussions with the Issuer’s Board of Directors and/or members of the Issuer’s management team concerning, without limitation, the performance of management, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy and other matters concerning the Issuer.

The Reporting Persons also may consider, formulate, discuss and seek to cause the Issuer to implement various plans or proposals intended to enhance the value of their current or future investment in the Issuer, enhance stockholder value or enhance the value of the Issuer’s assets, including plans or proposals that may involve  extraordinary matters relating to the Issuer.  Any such action may be taken or advocated by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties, and could include one or more purposes, plans or proposals that relate to or would result in any of the transactions, matters or effects enumerated in Items 4(a) through (j) of Schedule 13D.

The Reporting Persons review their holdings in the Issuer on a continuing basis and as part of this ongoing review, evaluate various alternatives that are or may become available with respect to the Issuer and its securities.  The Reporting Persons may from time to time acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or other instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise.

From time to time, the Reporting Persons may (i) enter into derivative securities transactions or other hedging arrangements, (ii) hold securities of the Issuer in margin accounts or lend portfolio securities to brokers, banks or other financial institutions, or (iii) take other actions with respect to securities of the Issuer.   Loans of portfolio securities typically would obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and may provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan.  From time to time, to the extent permitted by applicable law, the Reporting Persons or entities to which they provide investment advice may borrow securities of the Issuer for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

To the extent applicable, references to the Reporting Persons in this Item 4 shall be deemed to include investment vehicles or other entities for which a Reporting Person provides investment advice.

The information set forth in this Item 4 is subject to change , and there can be no assurances that the discussions or activities described in this Item 4 will continue or occur or that any of the Reporting

Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that such Reporting Person owns such shares.

The percentage calculations herein are based on information provided by the Issuer in its Quarterly Report for the quarter ended March 30, 2014, as filed with the Securities and Exchange Commission on May 9, 2014.

(c)  The following table lists the Reporting Persons’ transactions in the Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price
Open market purchase*	03/28/2014	50,000	$25.00
Open market purchase*	04/24/2014	26,451	$24.3929
Open market purchase*	04/25/2014	10,000	$24.984
Open market purchase*	04/28/2014	9,000	$24.97
Open market purchase*	05/06/2014	12,500	$26.9975
Open market purchase*	05/08/2014	15,000	$27.6939

* Purchase for the account of the Master Fund.  These shares may also be deemed beneficially owned by the other Reporting Persons, except for Co-Invest I.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1          Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on June 28, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              May 23, 2014

PLEASANT LAKE PARTNERS LLC
By: PLP MM LLC
its Managing Member
By: /s/ Jonathan Lennon

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLP MM LLC

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE ONSHORE GP LLC

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE OFFSHORE MASTER FUND L.P.
By: Pleasant Lake Onshore GP LLC
its General Partner

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE CO-INVEST I LLC
By: Pleasant Lake Onshore GP LLC
its General Partner

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

JONATHAN LENNON

By: /s/ Jonathan Lennon
Jonathan Lennon, Individually